EXHIBIT 99.1

Valneva Appoints Dr. Hanneke Schuitemaker, Ph.D. as Chief Scientific Officer

Saint-Herblain (France), May 21, 2024 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced the appointment of Dr. Hanneke Schuitemaker, Ph.D. as Chief Scientific Officer (CSO) and Executive Committee member, effective June 3, 2024.

Valneva decided to complement its Executive Team with an accomplished R&D leader to oversee the further evolution of the Company´s R&D portfolio. Specifically, Dr. Schuitemaker will focus on accelerating Valneva’s pre-clinical and translational R&D activities in support of the Company’s strategic ambition to provide first-, best- or only-in-class vaccine solutions.

Dr. Schuitemaker brings more than two decades of experience in vaccine discovery and development. She formerly served as Global Head of Viral Vaccine Discovery and Translational Medicine at Johnson & Johnson (J&J), with responsibility for the strategy and execution of vaccine programs on COVID-19, HIV, RSV, Ebola, and multiple other viral disease targets for almost 14 years. Prior to J&J, she worked at Sanquin, The Netherlands’ Blood Supply Foundation, and at Amsterdam University Medical Center, where she conducted research on the pathogenesis of HIV. She has a unique and solid scientific background, which is notably reflected in more than 350 scientific publications.

Thomas Lingelbach, Chief Executive Officer of Valneva, said, “Hanneke’s addition to our team represents an important step in further strengthening Valneva’s strategic leadership, especially as we continue to build our R&D portfolio beyond our advanced clinical programs against Lyme disease and the chikungunya virus. Innovation is a foundation of Valneva’s culture and strategy, and we are confident that her expertise and vision will be key in this regard.”

Dr. Schuitemaker, newly appointed Chief Scientific Officer of Valneva, added, “I am extremely excited to join the fantastic team at Valneva to help strengthen the pipeline and contribute to the design and development of novel vaccines against infectious diseases. Valneva has already accomplished a great deal, having brought three vaccines from early R&D to approval1, including the world’s first licensed chikungunya vaccine2, and I can’t wait to join the organization.”

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.

We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines as well as certain third-party vaccines leveraging our established commercial infrastructure.

Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, as well as vaccine candidates against the Zika virus and other global public health threats.

Media & Investor Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Valneva Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

1 This statement refers to Valneva and its predecessor Intercell
2 Valneva Announces U.S. FDA Approval of World’s First Chikungunya Vaccine, IXCHIQ® - Valneva